UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CAPITAL SENIOR LIVING CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

140475203

(CUSIP Number)

Merihan Tynan
Cove Street Capital LLC
2101 East El Segundo Boulevard. Suite 302
El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This Amendment No.7 dated January 29th 2021 is to report that we cease to be the beneficial owner of more than five percent of the class of Capital Senior Living Corporation Common Stock. (the “Issuer”). This amendment, supplements, amendment No.6 dated August 13th 2020, reflecting a 1% change in beneficial ownership, supplements, amendment No.5 dated May 29th 2020, which supplements, amendment No.4 dated August 20th 2019 which supplements (“Amendment No. 3”) dated April 10th 2019 supplements (“Amendment No. 2”) dated March 12, 2019 amends and supplements Amendment No 1. dated January 11, 2019, which amends and supplements the statement on Schedule 13D filed on September 27, 2018 (the "original Schedule 13D").

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475203	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC I.R.S IDENTIFICATION NO 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 62,840
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 77,466(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,466
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.72% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) The shared dispositive power includes 14,626 shares of a separately managed account, where CSC does not have any voting power over.
(2) The percentage was based on 2,084,596 shares of Common Stock, $0.01 par value per share (“Common Stock”), of Capital Senior Living Corporation (the “Issuer”) outstanding as of December 11, 2020, as reported in the Issuer’s Periodic Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 14, 2020.

CUSIP No. 140475203	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 62,840
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 77,466 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,466
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.72% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The shared dispositive power includes 14,626 shares of a separately managed account, where CSC does not have any voting power over.
(2) The percentage calculated based on 2,084,596 shares of Common Stock, $0.01 par value per share (“Common Stock”), of Capital Senior Living Corporation (the “Issuer”) outstanding as of December 11, 2020, as reported in the Issuer’s Periodic Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 14, 2020.

CUSIP No. 140475203	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

**This Amendment No.7 dated January 29th 2021 is to report that we cease to be the beneficial owner of more than five percent of the class of Capital Senior Living Corporation Common Stock. (the “Issuer”). This amendment, supplements, amendment No.6 dated August 13 2020, reflecting over 1% change in beneficial ownership, supplements, amendment No. 5 dated May 29th 2020, reflecting a 1% change in beneficial ownership, supplements, amendment No. 4 dated August 20th 2019 reflecting a 1% change in beneficial ownership, supplements (“Amendment No. 3”) dated April 10th 2019 supplements (“Amendment No. 2”) dated March 12, 2019 amends and supplements Amendment No 1. dated January 11, 2019, which amends and supplements the statement on Schedule 13D filed on September 27, 2018 (the "original Schedule 13D") with the U.S. Securities and Exchange Commission (the "Commission") by Cove Street Capital, LLC and Jeffrey Bronchick with respect to the Common Stock, $0.01 par value per share ("Common Stock"), of Capital Senior Living Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer are located at 14160 Dallas Parkway, Suite 300, Dallas, Texas 7525.

Item 2.  Identity and Background.

a) This statement on Schedule 13D is being filed under the Securities Exchange Act of 1934 by Cove Street Capital, LLC, a Delaware limited liability company ("Cove Street Capital" or "CSC"), and Mr. Jeffrey Bronchick, an individual.

b) The address of the principal office of each CSC and Mr. Bronchick is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245.

c) The principal business of CSC is to serve as the investment advisor to certain separately managed accounts. Mr. Bronchick is the Portfolio Manager and Founder of Cove Street Capital LLC.

d) Neither CSC nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Neither CSC nor any of its members was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is a Delaware limited liability company. Mr. Bronchick is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

CSC in its capacity as an Investment Adviser will purchase on behalf of its clients. No monies were borrowed for such an acquisition. The aggregate purchase price of the 77,466 Shares beneficially owned by CSC is approximately $8,340,878 including brokerage commissions.

Item 4.  Purpose of Transaction.

The Reporting Persons are filing this Amendment No.7 is to report that we cease to be the beneficial owner of more than five percent of the class of Capital Senior Living Corporation Common Stock. (the “Issuer”.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, management or capitalization, or in proposing one or more of the other actions.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, or acquire additional Common Stock or dispose of all the Common Stock owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.  Interest in Securities of the Issuer.

Calculated based on 2,084,596 shares of Common Stock, $0.01 par value per share (“Common Stock”), of Capital Senior Living Corporation (the “Issuer”) outstanding as of December 11, 2020, as reported in the Issuer’s Periodic Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 14, 2020.

CSC has effected transactions, on behalf of its clients, in the following shares of Common Stock in the last 60 days.

Date of Transaction	Buys/Sells	Quantity	Amount	Unit Price
1/25/2021	Sell	2800	73,834.92	26.37
1/26/2021	Sell	8626	225,984.99	26.20
1/27/2021	Sell	5246	136,512.06	26.02
1/28/2021	Sell	4293	109,815.50	25.58
1/29/2021	Sell	18411	460,257.43	25.00

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 140475203	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Merihan Tynan Insert Name

Chief Compliance Officer Insert Title

January 29, 2021 Insert Date

/s/ Jeffrey Bronchick Insert Name

Principal, Portfolio Manager Insert Title

January 29, 2021 Insert Date